SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 01, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INSTRUMENT OF TERMINATION

The present instrument is entered into by and between the following parties:

(a) Caixa de Previdência dos Funcionários do Banco do Brasil, a pension fund (entidade fechada de previdência privada) duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3° e 4° andares, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001-24 (“Previ”);

(b) Fundação 14 de Previdência Privada, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 03, Bloco A, S/N, Parte - Loja 01, Térreo, Asa Norte, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.170.649/0001-08, in the capacity of successor of Fundação Sistel de Seguridade Social, a pension fund previdência privada enrolled before the Federal Revenue Service under CNPJ/MF n. 00.493.916/0001-20, with respect to the rights and obligations deriving from the Agreement (“Fundação 14”);

(c) Fundação Petrobras de Seguridade Social - Petros, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9o. andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 34.053.942/0001-50 (“Petros”);

(d) Fundação Embratel de Assistência e Seguridade Social – Telos, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Presidente Vargas, n° 290, 10o andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 34.053.942/0001-50 (“Telos”);

(e) Fundação dos Economiários Federais – Funcef, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Financial Center, 13o. andar, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 33.754.482/0001-24 (“Funcef”);

(f) Opportunity Fund, a company incorporated in accordance with the laws of the Cayman Islands, located at PO BOX 1109, Marry Street, George Town, Grand Cayman, Cayman Islands, British West Indies (“Opportunity Fund”);

(g) Zain Participações S.A, a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.363.918/0001 -20 (“Zain”);

(h) Investidores Institucionais Fundo de Investimento em Participações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.909.558/0001 -57, herein represented by its administrator, Mellon Distribuidora de Títulos e Valores Mobiliários S.A (“Mellon”), with the consent of its manager, Angra Partners Gestora de Recursos e Assessoria Financeira Ltda. (the “Onshore Fund”);

(i) Citigroup Venture Capital International Brazil, L.P., a company incorporated in accordance with the laws of the Cayman Islands, located at P.O. Box 281GT, Century Yard, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands, British West Indies (the “CVC Fund”);

(j) Priv Fundo de Investimento em Ações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.559.662/0001-21, herein represented by its administrator and manager, Mellon (“Priv FIA”);

(k) Tele Fundo de Investimento em Ações, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.597.072/0001-93, herein represented by its administrator and manager, Mellon (“Tele FIA” and together with Previ, Fundação 14, Petros, Telos, Funcef, Opportunity Fund, Zain, Onshore Fund, CVC Fund, Tele FIA and Priv FIA, the “Parties”);

And also in the capacity of Intervening Consenting Parties:

(l) Invitel S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.465.782/0001-60 (“Invitel”);

(m) Argolis Holdings S.A., new corporate name of Techold Participações S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.605.028/0001-88, (“Argolis Holdings”);

(n) Solpart Participações S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.607.736/0001-58, (“Solpart” and together with Invitel and Argolis Holdings, the “Invervening Consenting Parties”);

WHEREAS CLAUSES

WHEREAS the Parties wish to definitively terminate Invitel S.A.’s Shareholders’ Agreement dated October 30, 1998 and amended on May 4 and on May 10, 1999 (the “Agreement”),

NOW, THEREFORE, the Parties agree to enter into the present “Instrument of Termination” (this “Instrument”), which shall be ruled pursuant to the following sections and conditions:

SECTION ONE
DEFINITIONS

Section 1.01. Definitions. The following terms shall have the following meanings when used in this agreement:

“Companies” means Invitel, Argolis Holdings, Solpart, Brasil Telecom Participações S.A. and Brasil Telecom S.A.

“Agreement” shall have the meaning that is ascribed to it in the Whereas Clauses above.

“Funcef” shall have the meaning that is ascribed to it in the Heading above.

“Fundação 14” shall have the meaning that is ascribed to it in the Heading above.

“CVC Fund” shall have the meaning that is ascribed to it in the Heading above.

“Onshore Fund” shall have the meaning that is ascribed to it in the Heading above.

“Intervening Consenting Parties” shall have the meaning that is ascribed to it in the Heading above.

“Invitel” shall have the meaning that is ascribed to it in the Heading above.

“Corporations Law” means Law n. 6,404, of 12.15.1976, as amended.

“Opportunity Fund” shall have the meaning that is ascribed to it in the Heading above.

“Parties” shall have the meaning that is ascribed to it in the Heading above.

“Petros” shall have the meaning that is ascribed to it in the Heading above.

“Previ” shall have the meaning that is ascribed to it in the Heading above.

“Priv FIA” shall have the meaning that is ascribed to it in the Heading above.

“Solpart” shall have the meaning that is ascribed to it in the Heading above.

“Techold” shall have the meaning that is ascribed to it in the Heading above.

“Tele FIA” shall have the meaning that is ascribed to it in the Heading above.

“Telos” shall have the meaning that is ascribed to it in the Heading above.

“Instrument” shall have the meaning that is ascribed to it in the Whereas Clauses above.

“Zain” shall have the meaning that is ascribed to it in the Heading above.

SECTION TWO
TERMINATION OF THE AGREEMENT

Section 2.01. Termination of the Agreement. The Parties agree to terminate the Agreement, which is immediately terminated, with no remaining obligations for the Parties as of the date hereof.

Section 2.02. Independence. This Instrument is autonomous and independent with respect to any other juristic acts or agreements entered into between the Parties or their Affiliates. The validity and effectiveness of this Instrument shall not be conditional on, bound to or affected by the validity, effectiveness, compliance, fulfillment of conditions of or any other event or circumstance relating to any other juristic acts or agreements entered into between the Parties or their Affiliates.

SECTION THREE
REPRESENTATIONS AND WARRANTIES

Section 3.01. Representations and Warranties. Each Party represents and warrants to the other Parties on the date hereof that:

(a) It is duly organized and validly existing under the laws of the country or state where it was incorporated;

(b) It is authorized by all the corporate authorizations, internal or governmental, necessary to validly enter into this Instrument and to comply with the obligations provided herein;

(c) The execution of this Instrument and the undertaking of and compliance with the obligations provided for in this Instrument do not constitute and shall not constitute a violation, infringement, event of default or other form of default, and shall not result in the creation of any lien or in the imposition of any penalty, under any agreement, instrument, commitment, shareholders’ or quotaholders’ Agreement, articles of incorporation, bylaws, articles of association or other corporate documents, regulation, order, decision, decree, law, authorization, permission or concession, to which such Party is a contracting party or that imposes obligations, penalties or limitations to such Party; and

(d) This Instrument constitutes a legal, valid, effective and binding obligation, and the compliance with this Instrument may be required from the Party, in accordance with its terms.

SECTION FOUR
MISCELLANEOUS

Section 4.01. Successors. This Instrument is entered into on an irrevocable basis, obliging the Parties and theirs respective heirs, successors and assignees under any title.

Section 4.02. Entire Agreement, Changes and Amendments. This Instrument constitutes the entire agreement entered into between the Parties with respect to the matters hereof, and shall replace any other prior understanding, negotiation, commitments, representations, correspondences and discussions between the Parties, whether written or verbal, relating to the subject matter of this Instrument.

Section 4.03. Other Necessary Measures. Each Party undertakes to take all the necessary measures to ensure the effectiveness of the provisions of this Instrument and shall make its best efforts in order to ensure that the provisions of this Instrument replace any other provisions of any other agreements that deal with the subject matter of this Instrument.

Section 4.04. Registration at the Headquarters. (a) This Instrument shall be filed by the Parties at the headquarters of the Companies, as per the terms and for the purposes of article 118 of the Corporations Law, being incumbent on the Companies to watch over its due compliance and to immediately inform the Parties of any act or omission in violation of this Instrument.

(b) In the book of the Registration of Nominative Shares of each Company, whenever applicable, and in the certificates representing the Shares, if any were issued, the following text shall be written: “The Shareholders’ Agreement of Invitel S.A., dated October 30, 1998 and amended on May 4 and on May 10, 1999, was terminated and cancelled by the Instrument of Termination dated [date], 2008.”

Section 4.05. Execution in Separate Counterparts. This Instrument may be executed in two or more separate counterparts, which together shall constitute one single original document.

Section 4.06. Governing Law. This Instrument shall be construed in accordance with and governed by the laws of the Federal Republic of Brazil, disregarding any private international law rule that may cause the laws of any other country or jurisdiction other than the Federal Republic of Brazil to be applicable.

SECTION FIVE
ARBITRATION

Section 5.1. Any and all disputes resulting from this Instrument (“Dispute”) shall be settled by arbitration.

Section 5.2. The Dispute shall be presented before the Arbitral Tribunal of the International Chamber of Commerce – ICC (“ICC”) in accordance with its rules (“Rules”) in force on the date of the request for the institution of the arbitration.

Section 5.3. Each Party and Intervening Consenting Party hereof is bound to the current arbitration provision for all legal purposes and effects.

Section 5.4. The arbitral award shall be definitive, not subject to appeal and shall bind the Parties that undertake to comply with it spontaneously, undertaking not to pursue judicial measures, except for the provisions of item 5.7 below.

Section 5.5. The arbitration shall take place in the city of London, England, provided that the arbitrators may not judge based on equity, the Brazilian legislation being applicable. The arbitration shall be carried out in the English language.

Section 5.6. The arbitration shall be constituted by three (3) arbitrators, provided that the claimant(s) (together, as applicable) shall indicate one (1) arbitrator and the respondent(s) (together, as applicable) shall indicate the second arbitrator, and the two arbitrators shall in mutual agreement appoint a third arbitrator, which shall serve as the chairman of the arbitral tribunal. If the dispute cannot be divided into two (2) groups, the provisions of the Rules shall apply. In case the two (2) arbitrators indicated by the Parties fail to appoint the third arbitrator within thirty (30) days counted as of date on which the last of the two (2) arbitrators was appointed, it shall fall to ICC to indicate the third arbitrator. Should the claimant(s) or the respondent(s) not be able to reach an agreement in connection with the respective arbitrator, the three (3) arbitrators shall be chosen and appointed by ICC.

Section 5.7. The provisions of this Section Five notwithstanding, each Party remains with the right of requesting before the competent court elected in this Section, prior to the institution of the arbitral tribunal, the preparatory judicial measures that aim at the obtaining of any urgent remedy for the protection or safeguard of rights that will be the subject matter of the arbitration, without that being interpreted as a waiver of the arbitration. For the exercise of the aforementioned judicial measures, the Parties hereby elect the venue of the Circuit Court of the Capital of the State of Rio de Janeiro, expressly waiving any other, as privileged as it is or may be. Once the arbitration is instituted, the parties undertake to observe, with respect to the judicial measure filed, the orders of the arbitral tribunal.

Section 5.8. The execution of the arbitral award shall be carried out in any court that has jurisdiction over the Parties and their assets. Each Party shall make its best efforts in order to ensure the fast and efficient conclusion of the arbitral proceeding and to comply with it.

Section 5.9. The Parties agree that the arbitration shall be treated as confidential and its elements (including without limitation the allegations of the Parties, evidences, experts’ reports and other expressions of third parties and any other documents submitted or exchanged within the arbitral proceeding) shall be disclosed only to the arbitral tribunal, the Parties, their lawyers and any person necessary to the development of the arbitration, except if the disclosure is required for the compliance of the obligations imposed by law or by any regulatory authority.

IN WITNESS WHEREOF, the Parties execute this Instrument in fourteen (14) counterparts of same tenor and content and for one single purpose, in the presence of the two undersigned witnesses.

Rio de Janeiro, April 25, 2008.

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrument of Termination” of Invitel S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação 14 de Previdência Privada, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social – Petros, Fundação Embratel de Assistência e Seguridade Social – Telos, Opportunity Fund, Zain Participações S.A., Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital International Brazil, L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Invitel S.A., Argolis Holdings S.A. and Solpart Participações S.A.

Fundação 14 de Previdência Privada

Name:	Name:
Position:	Position:

Fundação dos Economiários Federais – Funcef

Name:	Name:
Position:	Position:

Fundação Petrobras de Seguridade Social – Petros

Name:	Name:
Position:	Position:

Fundação Embratel de Assistência e Seguridade Social - Telos

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrument of Termination” of Invitel S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação 14 de Previdência Privada, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social – Petros, Fundação Embratel de Assistência e Seguridade Social – Telos, Opportunity Fund, Zain Participações S.A., Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital International Brazil, L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Invitel S.A., Argolis Holdings S.A. and Solpart Participações S.A.

Opportunity Fund

Name:	Name:
Position:	Position:

Zain Participações S.A.

Name:	Name:
Position:	Position:

Investidores Institucionais Fundo de Investimento em Participações

Name:	Name:
Position:	Position:

Citigroup Venture Capital International Brazil, L.P.

Name:	Name:
Position:	Position:

(signatures continue on the next page)

Continuation of the signature page of the “Instrument of Termination” of Invitel S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação 14 de Previdência Privada, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social – Petros, Fundação Embratel de Assistência e Seguridade Social – Telos, Opportunity Fund, Zain Participações S.A., Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital International Brazil, L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Invitel S.A., Argolis Holdings S.A. and Solpart Participações S.A.

Priv Fundo de Investimento em Ações

Name:	Name:
Position:	Position:

Tele Fundo de Investimento em Ações

Name:	Name:
Position:	Position:

As Intervening Consenting Parties:

Invitel S.A.

Name:	Name:
Position:	Position:

Argolis Holdings S.A.

Name:	Name:
Position:	Position:

Solpart Participações S.A.

Name:	Name:
Position:	Position:

Continuation of the signature page of the “Instrument of Termination” of Invitel S.A.’s Shareholders’ Agreement, entered into on 04.25.08 by and between Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação 14 de Previdência Privada, Fundação dos Economiários Federais – Funcef, Fundação Petrobras de Seguridade Social – Petros, Fundação Embratel de Assistência e Seguridade Social – Telos, Opportunity Fund, Zain Participações S.A., Investidores Institucionais Fundo de Investimento em Participações, Citigroup Venture Capital International Brazil, L.P., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Invitel S.A., Argolis Holdings S.A. and Solpart Participações S.A.

Witnesses:

1. ________________________________________
Name:
R.G.:
CPF/MF:

2. ________________________________________
Name:
R.G.:
CPF/MF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.